Exhibit 19

NEXTCURE, INC.

TRADING COMPLIANCE POLICY

Effective May 2, 2023

NextCure, Inc. (the “Company”) has adopted this Trading Compliance Policy (this “Policy”) to set forth the Company’s standards on trading, and causing the trading of, the Company’s securities or securities of certain other publicly-traded companies while in possession of confidential information. For purposes of this Policy, any reference to a “trade” or “trading” includes any disposition of the Company’s securities, including as a gift.

I.
II.One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” State securities laws and securities laws of other jurisdictions also impose restrictions on insider trading. Simply stated, insider trading occurs when a person uses material non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Section III below. The prohibitions would apply to any Covered Person who buys, sells or gifts Company stock on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions. Transactions will be considered “on the basis of” material non-public information if the person engaged in the transaction was aware of the material non-public information at the time of the transaction. It is not a defense that the person did not “use” the information for purposes of the transaction.

III.APPLICABILITY

Except as discussed in Section V below, this Policy applies to all transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, warrants, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities (such as exchange-traded put or call options or swaps), whether or not issued by the Company. This Policy also applies to any arrangements that affect economic exposure to changes in the prices of these securities. These arrangements may include, among other things, hedging transactions, short sales and certain decisions with respect to participation in benefit plans. This Policy also applies to any offers with respect to the transactions discussed above. You should note that there are no exceptions from insider trading laws or this Policy based on the size of the transaction.

This Policy applies to all directors, officers, employees of the Company and any of its subsidiaries (each a “Covered Person” and collectively, “Covered Persons”), family members, members of their households and any entities influenced or controlled by such Covered Persons, including any corporations, partnerships, or trusts. Transactions by these people and entities will be treated for purposes of this Policy and applicable securities laws as if they were for the account of the Covered Person.

Covered Persons are expected to comply with this Policy until such time as they are no longer affiliated with the Company and no longer possess any material non-public information subject to this Policy. In addition, if a Covered Person is subject to a trading blackout under this Policy at the time he or she ceases to be affiliated with the Company, he or she must abide by the applicable trading restrictions until at least the end of the relevant blackout period.

This policy also applies to agents of the Company (such as consultants, advisors and independent contractors) (“Agents”) who are assisting the Company on sensitive or confidential matters.

IV.General Policy

Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Section VIII below. In addition, except as discussed in Section V below:

A.No Covered Person or Agent may trade any Company security while in possession of material non-public information about the Company. (The terms “material” and “non-public” are defined in Sections III.A and B below.)
B.No Covered Person or Agent who knows of any material non-public information about the Company may communicate that information to any other person outside of the Company, including family and friends.
C.No Covered Person or Agent may trade any security of any other company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No Covered Person who knows of any such material non-public information may communicate that information to any other person outside of the Company, including family and friends.
D.No Covered Person or Agent may trade, tip or recommend securities (or otherwise cause the trading of securities) while in possession of information that he or she has reason to believe is material and non-public unless he or she first consults with, and obtains the advance approval of, a Compliance Officer (which is defined in Section III.C below). Disclosing material non-public information directly or indirectly to others who then trade based on that information or making recommendations or expressing opinions as to transactions in securities while aware of material non-public information is sometime referred to as “tipping.”
E.No Covered Person or Agent may assist anyone engaged in the above activities.
F.A Covered Person or Agent may share material non-public information about the Company or any other company to others inside the Company only to the extent necessary for such Covered Person to fulfill his or her duties to the Company.

V.Definitions
A.Materiality

Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

●	initiation of, termination of, or results of clinical trials;
●	award or loss of a significant contract or regulatory approval;
●	development of significant new product, process, or service;
●	a significant change in the Company’s prospects;
●	significant write-downs in assets or increases in reserves;
●	a significant cybersecurity incident, such as a data breach;
●	developments regarding significant litigation or government agency investigations;
●	impending bankruptcy or other liquidity problems;
●	changes in earnings estimates or guidance;
●	unusual gains or losses;
●	major changes in senior management;
●	changes in dividends;
●	significant borrowings;
●	proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, joint ventures, licensing arrangements, or purchases or sales of substantial assets; and
●	offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have an effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult a Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.

B.Non-public Information

Insider trading prohibitions come into play only when the information possessed is material and “non-public.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before the information can be treated as public.

Non-public information may include:

●	information available to a select group of analysts or brokers or institutional investors;
●	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
●	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally the close of business on the second trading day after the information was announced).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with a Compliance Officer or assume that the information is “non-public” and treat it as confidential.

C.Compliance Officers

The Company has appointed each of the Senior Vice President, Legal Affairs and the Chief Operating Officer of the Company to be a Compliance Officer for this Policy. The duties of a Compliance Officer include, but are not limited to, the following:

1.assisting with implementation and enforcement of this Policy;
2.circulating this Policy to all Covered Persons and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
3.pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Section VIII below; and

4.providing approval of any Rule 10b5-1 plans under Section V.A below and any prohibited transactions under Section IX below.
VI.VIOLATIONS

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

A.Legal Penalties

A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the U.S. Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

B.Company-Imposed Penalties

Covered Persons who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to this Policy, if permitted, may only be granted by a Compliance Officer and must be provided before any activity contrary to the above requirements takes place. In addition, the Company may give stop-transfer and other instructions to the Company’s transfer agent or stock plan administrator to enforce compliance with this Policy.

C.Reporting Violations

You should be alert to possible violations and promptly report violations or suspected violations of this Policy to a Compliance Officer. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. If you wish to remain anonymous, send a letter addressed to the Compliance Officers at 9000 Virginia Manor Road, Suite 200, Beltsville, MD 20705. If you make an anonymous report, please provide as much detail as possible, including any evidence that you believe may be relevant to the issue.

VII.LIMITED EXCEPTIONS
A.10b5-1 Plans

Trading restrictions under this Policy do not apply to transactions made pursuant to a pre-existing written plan, contract, instruction, or arrangement that satisfies the requirements of Rule 10b5-1 and that has been approved by both Compliance Officers (an “Approved 10b5-1 Plan”) and:

1.has been reviewed and approved in advance by both Compliance Officers (or, if revised or amended, such revisions or amendments have been reviewed and approved in advance by both Compliance Officers);
2.	complies with the applicable “cooling off” period under Rule 10b5-1;
3.was entered into in good faith by the Covered Person and not as part of a plan or scheme to evade the prohibitions of the securities laws at a time (x) outside of the blackout periods described in Section VI below, (y) when the Covered Person was not in possession of material non-public information about the Company and (z) at least one month prior to any trades thereunder, and the Covered Person continues to act in good faith for the duration of the Approved 10b5-1 Plan; and
4.gives a third party the discretionary authority to execute such trades, outside the control of the Covered Person, so long as such third party does not possess any material non-public information about the Company at the time of the transaction; or explicitly specifies the security or securities to be traded, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.
VIII.Any Approved 10b5-1 Plan that is modified must meet all requirements of a newly adopted 10b5-1 plan, as if adopted on the date of modification.
IX.A Covered Person should enter into a Rule 10b5-1 plan with the expectation that it will not be terminated prior to its stated term. Written consent of both Compliance Officers is required to terminate a Rule 10b5-1 plan before its term expires. A Covered Person who terminates a Rule 10b5-1 plan will be subject to Rule 10b5-1 limitations before entering into a new trading plan, and such termination will be disclosed as required by the SEC.

A Covered Person may enter into only one Rule 10b5-1 plan at a time, unless an exception is approved by both Compliance Officers. If such Rule 10b5-1 plan is a single-trade plan, it must be the sole single-trade plan based on relevant SEC rules for such Covered Person within any consecutive 12-month period.

B.Stock Options, Restricted Stock and Stock Appreciation Rights

Trading restrictions under this Policy do not apply to (i) the acceptance or purchase of stock options, restricted stock or stock appreciation rights issued or offered by the Company, (ii) the vesting, cancellation or forfeiture of stock options, restricted stock or stock appreciation rights in accordance with applicable plans and agreements, (iii) the exercise of stock options for cash under the Company’s stock option plans, and (iv) the exercise of stock options in a stock-for-stock exercise with the Company or an election to have the Company withhold securities in connection with an option exercise or cancel securities in connection with the vesting of restricted stock to cover tax obligations (although such transactions are still subject to reporting requirements for directors and executive officers). However, trading restrictions under this Policy do apply to (A) the sale of any securities issued upon the exercise of a stock option, (B) a cashless exercise of a stock option through a broker, because this involves selling a portion of the underlying shares to cover the costs of exercise, and (C) any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

C.Employee Stock Purchase Plan

Trading restrictions under this Policy do not apply to elections with respect to participation in the Company’s employee stock purchase plan, if applicable, or to purchases of securities under such plan. However, the trading restrictions do apply to any subsequent sales of any such securities.

D.401(k) Plan

Trading restrictions under this Policy do not apply to purchases of Company stock in the 401(k) plan resulting from periodic contributions to the plan based on payroll contribution election. Trading restrictions do apply, however, to elections made under the 401(k) plan to (i) increase or decrease the percentage of your contributions that will be allocated to a Company stock fund, (ii) move balances into or out of a Company stock fund, (iii) purchase or sell Company stock through the brokerage option under the 401(k) plan, (iv) borrow money against your 401(k) plan account if the loan will result in liquidation of some or all of your Company stock fund balance, and (v) pre-pay a plan loan if the pre-payment will result in the allocation of loan proceeds to a Company stock fund.

E.Stock Splits, Stock Dividends and Similar Transactions

Trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

F.Change in Form of Ownership

Transactions that involve merely a change in the form in which securities are owned are permissible.

X.Blackout Periods

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods described below.

A.Quarterly Blackout Periods

Trading in the Company’s securities is prohibited during the period beginning at the start of the tenth trading day before the end of each fiscal quarter and ending at the close of business on the second trading day following the date the Company’s financial results for that fiscal quarter are publicly disclosed. For example, if the Company announces financial results on Monday after market close, the open window period will begin at the close of business on Wednesday. If the Company announces financial results on Monday before market open, the open window period will begin at the close of business on Tuesday. During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.

B.Other Blackout Periods

From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected. The existence of a special blackout period should not be communicated to any other person.

XI.Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally this means that Covered Persons can trade during the period beginning on the day that a blackout period under Section VI.A ends and ending on the day that the next blackout period under Section VI.A begins. However, even during this trading window, a Covered Person who is in possession of any material non-public information may not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close its trading window if a special blackout period under Section VI.B above is imposed and will re-open the trading window once the special blackout period has ended.

XII.Pre-clearance
A.Because directors and employees are likely to obtain material non-public information on a regular basis, the Company requires all Covered Persons to refrain from trading, even during a trading window under Section VII above, without first pre-clearing all transactions in the Company’s securities.
B.Subject to the exceptions in Section V above and subsection D below, no Covered Person may, directly or indirectly, trade (or otherwise make any transfer, gift, pledge, or loan of) any Company security at any time without first obtaining prior approval from a Compliance Officer by submitting (in writing or via email) at least two trading days in advance of the proposed transaction the information contained in the Request for Clearance to Trade as set forth on Annex A attached hereto. A Compliance Officer may not engage in a transaction involving the Company’s securities unless the other Compliance Officer has pre-cleared the transaction. Clearance of a transaction is valid for no more than the three-business day period immediately following receipt by the Covered Person of such clearance. However, if the Covered Person becomes in possession of material non-public information during this period, the Covered Person may not proceed with the proposed transaction. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.
C.A Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading three business days following the day on which it was granted. If the transaction does not occur during the three-business day period, pre-clearance of the transaction must be re-requested.
D.Pre-clearance is not required for trades made pursuant to an Approved 10b5-1 Plan. With respect to any trade under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to a Compliance Officer.
XIII.Prohibited Transactions

Covered Persons, including any person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from a Compliance Officer:

A.Short sales. Covered Persons may not sell the Company’s securities “short” (i.e., selling a security that must be borrowed to make delivery) or “short against the box” (i.e., a sale with a delayed delivery);

B.Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;
C.Trading on margin; pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan;
D.Standing and limit orders. Covered Persons may not hold standing and limit orders with brokers, except under an Approved Rule 10b5-1 Plan; and
E.Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.
XIV.Section 16 MATTERS
A.Directors and executive officers are required to comply with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations, because of their positions with the Company. Section 16 of the Exchange Act sets forth (a) reporting obligations regarding the acquisition or disposition of Company common stock, (b) limitations on “short-swing” trading (as described below) and (c) limitations on short sales and other transactions. Directors and executive officers must submit to a Compliance Officer a copy of any trade order of confirmation relating to any trade in the Company’s securities within one business day of such transaction.
B.Directors and executive officers must pay to the Company any profit realized in connection with any purchase and any subsequent sale, or any sale and any subsequent purchase, of Company common stock or any other equity securities within any period of less than six months, unless an exception applies.  It is the policy of the Company that any such “short-swing” trading is prohibited for directors and executive officers.

XV.Acknowledgment and Certification

This Policy will be delivered to all Covered Persons when they commence service with the Company. The Compliance Officers may require Covered Persons to certify receipt and compliance with this policy as deemed appropriate. All Covered Persons are bound by the Policy whether or not they sign a certification.

Annex A

Request for Clearance to Trade

To:  NextCure, Inc. Attention: Compliance Officers

9000 Virginia Manor Road, Suite 200Phone Number: (240) 762-6486 or

Beltsville, MD 20705 (240) 418-1773

E-mail: mayert@nextcure.com and

shawk@nextcure.com

Name:  Title:

I hereby request clearance for myself (or a member of my immediate family or household) to execute the following transaction relating to the securities of NextCure, Inc.

Type of Transaction:

I wish to purchase shares of common stock. Number of shares of common stock to be purchased: __________________

I wish to sell shares of common stock. Number of shares of common stock to be sold: __________________

Other:

If the request is for a member of my immediate family or household:

Name of Person:  Relationship:

I hereby represent that I am not aware of any material, non-public information concerning NextCure, Inc. or its subsidiaries at the time of submitting this request and I agree that should I become aware of any material, non-public information concerning NextCure, Inc. or its subsidiaries prior to consummating the approved transaction, I will not consummate such transaction.

I understand that once approved, the authorization is valid on the date of approval and during the following three business days. I further understand that the approval will lapse if, in the judgment of the Compliance Officers, I am likely to be aware of material, non-public information or at the expiration of the three-business day period following the date approval is granted or the expiration of the current trading window, whichever is the first to occur.

DateSignature

Approved by:

Compliance OfficerDate